January 18, 2005

To:	H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Expert Systems, Inc.
Form SB-2/A filed December 22, 2004
File No.: 333-118799

Dear Mr. Owings:

The following are the Company’s responses and revisions to its filing pursuant to your letter dated January 3, 2005:

Financial Statements

Statement of Operations – page 31

1.

For the restated year ended December 31, 2003, you indicate that you have 3,364,000 weighted average common shares outstanding.  Appendix E of SFAS 128 defines weighted average number of shares outstanding as “the number of shares determined by relating (a) the portion of time within a reporting period that common shares have been outstanding to (b) the total time in that period.”  Please explain how you calculated the 3,364,000 figure.  We note that, at the beginning of the reporting period, January 1, 2003, you had 5,000,000 shares outstanding and that you issued another 375,000 shares in December 2003.  Please also show us how you computer the number of weighted average shares for 2002.  To the extent necessary, please amend your filing and revise your financial statements to reflect the correct weighted average common shares outstanding for all years and interim periods presented.

The statements have been revised to correct the weighted average number of shares outstanding for both 2003 and 2002.  For 2003, there were 5,000,000 shares outstanding from January 1 through December 7, and then on December 8, an aggregate of 375,000 shares were issued bringing the weighted average shares outstanding to 5,024,750.  For 2002, the Company incorporated April 16, but did not issue shares until July 8; therefore the weighted average number of shares for 2002 was calculated to be 3,405,000.  These new amounts have been reflected in the statements of operations for the respective periods.

The Registrant intends to request acceleration of the effective date of the pending registration statement and has advised us that it intends to file any periodic or current report which the Company would be required to file if it were subject to the reporting requirements of the Securities Exchange Act of 1934 during such period.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Patrick Deparini, Paralegal, or the undersigned at (702) 382-1714.

Sincerely,

                                                                                /s/ Harold P. Gewerter, Esq.

                                                                                Harold P. Gewerter, Esq.

Attachments:

Form SB-2 amendment 4, marked